October 8, 2015	News Release 15–23

SILVER STANDARD PROVIDES Q3 2015 PRODUCTION RESULTS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides its third quarter 2015 operational results for its Marigold and Pirquitas mines.

Highlights:

▪	Delivered gold production to schedule at Marigold: Produced approximately 41,300 ounces of gold, on track to achieve increased 2015 production guidance.

▪	Continued strong production at Pirquitas: Produced 2.6 million ounces of silver, 5% above our second quarter production and on track to deliver record annual silver production.

▪
Increased ore tonnes at higher grade to leach pads at Marigold: Stacked ore increased to 7.2 million tonnes and gold grade increased to 0.43 g/t as the mine loaded approximately 70,000 recoverable ounces to the leach pads in the third quarter.

▪	Increased throughput at Pirquitas: Milling rate increased by 18% to 410,000 tonnes milled in the third quarter.

Paul Benson, President and CEO said, “We delivered strong operating results at both mines in the third quarter of 2015 with increased quarter-on-quarter production at Pirquitas while Marigold stacked more ore tonnes, setting the mine up for a strong fourth quarter. Silver Standard is well-positioned to meet our increased annual production guidance at both sites through our relentless emphasis on operational excellence.”

Pirquitas mine, Argentina

		Q3 2015	Q2 2015	% Change
Total material mined	kt	2,746	3,087	(11.0)%
Waste removed	kt	2,219	2,320	(4.4)%
Strip ratio	w/o	4.2	3.0	40.0%
Silver mined grade	g/t	188	172	9.3%
Zinc mined grade	%	0.33%	0.69%	(52.2)%
Ore milled	kt	410	347	18.2%
Silver mill feed grade	g/t	238	262	(9.2)%
Zinc mill feed grade	%	0.57%	0.69%	(17.4)%
Silver recovery	%	82.0%	83.7%	(2.0)%
Zinc recovery (zinc concentrate)%		40%	51%	(21.6)%
Silver produced	‘000 oz	2,576	2,443	5.4%
Zinc produced (zinc concentrate)	‘000 lbs	2,076	2,674	(22.4)%
Silver sold	‘000 oz	2,819	2,623	7.5%
Zinc sold (zinc concentrate)	‘000 lbs	2,352	4,936	(52.4)%
Note: Percent changes are calculated using rounded numbers presented in the table.

The Pirquitas mine produced 2.6 million ounces of silver during the third quarter of 2015, higher than the 2.4 million ounces produced in the second quarter of 2015. The quarter-on-quarter increase in silver production is primarily due to the higher amount of ore milled, as silver mill feed grade and recovery remained relatively in line with the previous quarter. The mine also produced 2.1 million pounds of zinc in zinc concentrate during the third quarter. Pirquitas is on track to meet our increased 2015 silver production guidance of between 9.5 and 10.5 million ounces, which would result in a record annual silver production for the mine. We recognized sales of 2.8 million ounces of silver and 2.4 million pounds of zinc for the quarter.

Ore was milled at an average rate of 4,454 tonnes per day in the third quarter of 2015, 17% higher than the average milling rate of 3,815 tonnes per day in the second quarter as the planned mill rate increased after the second quarter maintenance shutdown. Ore milled contained an average silver grade of 238 g/t, 9% lower than the 262 g/t reported in the second quarter. The average recovery rate for silver was 82%, consistent with the average recovery rate in the previous quarter.

Marigold mine, U.S.

		Q3 2015	Q2 2015	% Change
Total material mined	kt	18,425	19,051	(3.3)%
Waste removed	kt	11,242	14,163	(20.6)%
Strip ratio	w/o	1.6	2.9	(44.8)%
Ore to leach pad	kt	7,183	4,888	47.0%
Gold grade to leach pad	g/t	0.43	0.33	30.3%
Gold recovery	%	70%	68%	2.9%
Gold produced	oz	41,262	48,685	(15.2)%
Gold sold	oz	39,525	48,121	(17.9)%
Note: Percent changes are calculated using rounded numbers presented in the table.

The Marigold mine produced 41,262 ounces of gold in the third quarter of 2015, as expected and on track to meet our increased 2015 production guidance of between 195,000 and 205,000 ounces of gold. The increase in both tonnes and grade of ore stacked on the leach pads this quarter is expected to result in increased gold production in the fourth quarter of 2015. During the third quarter, we completed construction of the new leach pad and stacked sufficient ore to commence irrigation. We recognized sales of 39,525 ounces of gold for the quarter.

A total of 18.4 million tonnes of material was mined in the third quarter of 2015, compared to 19.1 million tonnes mined in the second quarter. Approximately 7.2 million tonnes of ore were delivered to the heap leach pads at a grade of 0.43 g/t gold, which represents approximately 70,000 recoverable ounces of gold stacked during the quarter. The grade mined in the third quarter was 30% higher than the second quarter, as mining progressed deeper into the Mackay pit. The strip ratio decreased by 45% compared to the second quarter due to the continued positive reconciliation of ore tonnes. Gold recovery rate was 70% in the third quarter compared to 68% in the second quarter due to the higher grade mined.

Qualified Persons

The scientific and technical data contained in this news release relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, ACSM, P.Eng., a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Director, Metallurgy. The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under NI 43-101 and our Technical Services Manager at the Marigold mine.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash costs and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the value added tax collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental laws and regulations, including health, safety and environmental laws and regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes; our senior secured revolving credit facility; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.